

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2020

Richard S. Ressler
Chairman, Chief Executive Officer and President
CIM Real Estate Finance Trust, Inc.
2398 East Camelback Road, 4th Floor
Phoenix, Arizona 85016

Re: CIM Real Estate Finance Trust, Inc.
Registration Statement on Form S-4
Filed October 2, 2020
File No. 333-249294

Dear Mr. Ressler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Patrick S. Brown